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Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Bank of Montreal

We consent to the inclusion in this annual report on Form 40-F of:

i)	our independent auditors’ report of registered public accounting firm dated December 4, 2012 on the Consolidated Balance Sheets of Bank of Montreal (the “Bank”) as at October 31, 2012, October 31, 2011 and November 1, 2010, the Consolidated Statements of Income, Comprehensive Income, Changes in Equity and Cash Flows for the years ended October 31, 2012 and 2011, and notes, comprising a summary of significant accounting policies and other explanatory information;

ii)	our independent auditors’ report of registered public accounting firm dated December 4, 2012 on the Bank’s internal control over financial reporting as of October 31, 2012;

each of which is contained in this annual report on Form 40-F of the Bank for the fiscal year ended October 31, 2012.

We also consent to the incorporation by reference of such reports in the following Registration Statements of the Bank:

1)	Registration Statement – Form F-3 – File No. 333-173924
2)	Registration Statement – Form F-3 – File No. 33-96354
3)	Registration Statement – Form S-8 – File No. 333-182644
4)	Registration Statement – Form S-8 – File No. 333-180968
5)	Registration Statement – Form S-8 – File No. 333-177579
6)	Registration Statement – Form S-8 – File No. 333-177568
7)	Registration Statement – Form S-8 – File No. 333-176479
8)	Registration Statement – Form S-8 – File No. 333-175413
9)	Registration Statement – Form S-8 – File No. 333-175412
10)	Registration Statement – Form S-8 – File No. 333-113096
11)	Registration Statement – Form S-8 – File No. 333-14260
12)	Registration Statement – Form S-8 – File No. 33-92112

Chartered Accountants, Licensed Public Accountants

December 4, 2012

Toronto, Canada

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